UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Official Payments Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67623R106

(CUSIP Number)

Brian P. Golson

c/o Parthenon Capital Partners

Four Embarcadero Center

Suite 3610

San Francisco, California 94111

Telephone: (415) 913-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH A COPY TO:

Rolin Bissell

Young Conaway Stargatt & Taylor, LLP

Rodney Square

1000 North King Street

Wilmington, Delaware 19801

(302) 571-6560

September 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Giant Investment LLC 20-2609079
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(1)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P. 04-3527200
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) PN

(2)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC 04-3527195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(3)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC 04-3527185
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(4)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCP Managers, LLC 20-4154975
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(5)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(6)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(7)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(7) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(7)	See discussion in Item 5 of the Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(8)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(8) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(8)	See discussion in Item 5 of the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Official Payments Holdings, Inc., a Delaware corporation that was formerly known as Tier Technologies, Inc. (the “Company”), which has its principal executive offices at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. This Amendment No. 10 reflects changes to the information in the Schedule 13D originally filed on July 15, 2005, as amended on August 9, 2005, December 19, 2005, February 9, 2007, October 11, 2007, December 30, 2008, January 6, 2009, January 15, 2010, March 19, 2013 and May 9, 2013 (as so amended, the “Schedule 13D”). The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows

The Reporting Persons originally acquired shares of the Company for investment purposes because of their belief that the market price of the Common Stock was less than the intrinsic value of the Company on a per-share basis. The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Company’s business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment. As part of such review, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Company’s management and directors and may communicate with other holders of the Common Stock to understand their views of the Company’s operating strategy and financial performance.

On May 6, 2013, Giant Investment, LLC, PCP Managers, LLC and the Company entered into an agreement (the “May Agreement”) that, among other things:

(i)	restricts the use and disclosure by the Reporting Persons and their representatives of confidential information provided by the Company; and

(ii)	provides that, for a twelve month period from the date of the May Agreement, the Reporting Persons, their affiliates and their representatives, unless such shall have been specifically invited in writing by the Company, will not in any manner, directly or indirectly:

(a)	effect or seek, offer, or propose (whether publicly or otherwise), (A) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries, or any rights to acquire any such securities (including derivative securities representing the right to vote or economic benefits of any such securities) or assets; (B) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries; or (C) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Company or any of its subsidiaries; or

(b)	enter into any discussion or arrangements with any third party with respect to any of the foregoing.

This summary description of the May Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is attached as Exhibit 4.1 to Amendment No. 9 to Schedule 13D filed with the SEC on May 9, 2013 and incorporated herein by reference.

Merger Agreement

On September 23, 2013, the Company entered into an Agreement and Plan of Merger with ACI Worldwide Inc. (“Parent”) and Olympic Acquisition Corp. (“Merger Sub”) dated as of September 23, 2013 (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) at a purchase price of $8.35 per share, net to the holder in cash, without interest (the “Offer Price”), subject to any required withholding of taxes. The transaction will result in the Company no longer being publicly traded. The Company’s board of directors has unanimously approved, and declared to be advisable, the Merger Agreement and the transactions provided for therein.

Parent and Merger Sub have agreed to commence the Offer as promptly as practicable, but no later than the October 4, 2013 or such other date as the parties may agree. It is a condition to Merger Sub’s obligation to purchase the shares tendered in the Offer that the number of shares of Company Common Stock that have been validly tendered and not properly withdrawn, equal at least a majority of the Company Common Stock outstanding, on a fully diluted basis, as of the expiration of the Offer. In addition, the obligation of Merger Sub to purchase shares tendered in the Offer is subject to the expiration or termination of the waiting period under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended and other customary closing conditions.

Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by Parent and its subsidiaries or held by the Company or in the Company’s treasury, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes. Following the effective time of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company Common Stock tendered in the Offer, Parent, Merger Sub and their respective subsidiaries own at least 50% of the outstanding Company Common Stock, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent shall execute a “short-form” Merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of the Company’s stockholders.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Company’s board of directors to exercise its fiduciary duties.

This summary description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Stockholder Agreement

Concurrently with the execution of the Merger Agreement, Giant Investment, LLC, an affiliate of Parthenon Capital Partners, entered into a Stockholder Agreement, dated September 23, 2013, with Parent and Merger Sub. Pursuant to the Stockholder Agreement, Giant Investment, LLC has agreed (i) on the terms and subject to the conditions set forth in the Stockholder Agreement, among other things, to tender in the Offer the Company Common Stock beneficially owned by it immediately following commencement of the Offer and (ii) to certain actions in support of the transactions contemplated by the Merger Agreement, to vote all the Company Common Stock that Giant Investment, LLC beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the Company’s stockholders (a) in favor of adoption of the Merger Agreement and approval of the merger and the other transactions contemplated thereby and (b) against (1) any alternative acquisition proposal made by a third party and (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement. The shares subject to the Stockholder Agreement comprise approximately 10.7% of the outstanding Company Common Stock on a fully-diluted basis. The Stockholder Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

This summary description of the Stockholder Agreement is qualified in its entirety by reference to the complete text of the Stockholder Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated September 23, 2013 by and among Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of ACI Worldwide, Inc., filed on September 23, 2013).

4.1	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of ACI Worldwide, Inc., filed on September 23, 2013).

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

INDEX TO EXHIBITS

Exhibit Number	Document

2.1	Agreement and Plan of Merger, dated September 23, 2013 by and among Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of ACI Worldwide, Inc., filed on September 23, 2013).

4.1	Agreement and Plan of Merger, dated September 23, 2013 by and among Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of ACI Worldwide, Inc., filed on September 23, 2013).

99.1	Joint Filing Agreement.

Exhibit 99.1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: September 24, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually